Exhibit 99.1

Constellium announces expiration and final results of its consent solicitation to amend notes of Wise Metals

Amsterdam - October 20, 2014 - Constellium N.V. (NYSE and NYSE Euronext: CSTM) (“Constellium”) today announced the expiration and final results of its previously announced solicitation (the “Consent Solicitation”) of consents to certain proposed amendments (the “Proposed Amendments”) to the indentures (the “Indentures”) governing Wise Metals Group LLC (the “Company”) and Wise Alloys Finance Corporation’s (“Wise Finance”, and, together with the Company, the “Opco Note Issuers”) 8 3⁄4% Senior Secured Notes due 2018 (the “Opco Notes”) and Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings”) and Wise Holdings Finance Corporation’s (“Finco”, and, together with Wise Intermediate Holdings, the “Holdco Note Issuers”) 9 3⁄4 / 10 1⁄2% Senior PIK Toggle Notes due 2019 (the “Holdco Notes”).

As of 5:00 P.M., New York City time, on October 17, 2014 (the “Expiration Date”), Constellium and the Opco Note Issuers had received consent from the holders of more than a majority of the aggregate principal amount of the Opco Notes. Constellium did not receive consent from the holders of more than a majority of the aggregate principal amount of the Holdco Notes by the Expiration Date.

Subject to the terms and conditions set forth in the Consent Solicitation Statement dated October 10, 2014 (the “Statement”), Constellium will pay, on behalf of and as agent for the Opco Note Issuers, to eligible holders of Opco Notes who validly delivered and did not validly revoke their consents on or prior to the Expiration Date, a cash payment equal to $2.50 per $1,000 aggregate principal amount of each issuance of Opco Notes consented (the “Consent Fee”). The Consent Fee will only be payable upon and subject to the occurrence of, among other things, the consummation of the Transaction (as defined below). Holders of Holdco Notes will not receive any Consent Fee and any consents in respect of Holdco Notes delivered prior to the Expiration Date shall have no force and effect.

The Opco Note Issuers, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral agent, have entered into a supplemental indenture to the Indenture governing the Opco Notes. While the supplemental indenture became effective upon execution, the Proposed Amendments to the Indenture governing the Opco Notes will not become operative until immediately prior to the consummation of the Transaction. Furthermore, the Proposed Amendments to the

Indenture governing the Opco Notes will not become operative if the Transaction is not consummated on or prior to July 3, 2015 and will cease to be operative if Constellium (or one of its subsidiaries), on behalf of and as agent for the Opco Note Issuers, does not pay the Consent Fee to the Paying Agent promptly (and in any event within 3 business days) following the effective time of the Transaction.

Constellium was seeking the Proposed Amendments in connection with the previously announced Unit Purchase Agreement (the “Unit Purchase Agreement”) entered into by Constellium on October 3, 2014 with Wise Metals Holdings LLC, a Delaware limited liability company (the “Seller”), and Silver Knot, LLC, a Delaware limited liability company, acting as Seller’s representative. Under the terms of the Unit Purchase Agreement, Constellium (or one of its wholly-owned direct or indirect subsidiaries) will purchase from Seller all right, title and interest of Seller in all of the issued and outstanding membership interests of Wise Intermediate Holdings (the purchase of the membership interests, the “Transaction”). Pursuant to the Proposed Amendments to the Indenture governing the Opco Notes, the defined term “Change of Control” in such Indenture will be amended to provide that the Transaction will not constitute a Change of Control (as defined in such Indenture).

Deutsche Bank Securities Inc. was solicitation agent and D.F. King & Co., Inc. was information, tabulation and paying agent for the consent solicitations.

This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security.

About Constellium

Constellium is a global sector leader that develops innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.5 billion of revenue in 2013.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the risk that the closing conditions will not be satisfied in a timely manner or at all; the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the proposed Transaction, which could limit Constellium’s operating flexibility and opportunities; Constellium’s inability to complete the anticipated financing as contemplated pursuant to the commitment letter or otherwise secure favorable terms for such financing; failure to receive, delays in the receipt of or unacceptable or burdensome conditions imposed in connection with any required regulatory approvals and the satisfaction of the closing conditions to the Transaction; the potential failure to retain key employees as a result of the proposed Transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the Transaction; disruptions to business operations resulting from the proposed

Transaction; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.